UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Frost, Dr. Phillip
   c/o IVAX Corporation
   4400 Biscayne Boulevard
   Miami, FL  33137
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ladenburg Thalmann Financial Services Inc.
   LTS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|8/2/01|P   | |5,000             |A  |$1.78      |                   |D     |                           |
001 per share              |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|8/27/0|P   | |21,500            |A  |$1.20      |653,766            |D     |                           |
001 per share              |1     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|      |    | |                  |   |           |650,000            |I     |(1)                        |
001 per share              |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
8-1/2% Senior Converti|$1.54 (2|8/31/|J (2| |6,497,475 (|A  |Immed|12/31|Common Stock|6,497,4|       |6,497,475   |I  |(1)         |
ble Promissory Notes D|)       |01   |)   | |2)         |   |.    |/05  |, $.0001 par|75  (2)|       |            |   |            |
ue December 31, 2005  |        |     |    | |           |   |     |     | value      |       |       |            |   |            |
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Common Stock Purchase |$1.00   |8/31/|A   | |100,000    |A  |Immed|8/31/|Common Stock|100,000|       |100,000     |I  |(1)         |
Warrant (right to buy)|        |01   |    | |           |   |.    |06   |, $.0001 par|       |       |            |   |            |
                      |        |     |    | |           |   |     |     | value      |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These shares are held by Frost-Nevada, Limited Partnership of which the reporting person is the sole limited partner and sole shareholder of Frost-Nevada Corporation, the sole general partner.
(2) This senior convertible promissory note was previously reported as a senior convertible promissory note with an initial conversion price of $2.00 per share, but the conversion price was adjusted down to $1.5390594 pursuant to the terms of the Loan Agreement, dated as of February 8, 2001, as amended, between the Issuer and Frost-Nevada, Limited Partnership under which the note was issued. The number of shares issuable upon conversion of the note may be further increased as a result of further adjustment to the conversion price of the note.
FROST-NEVADA, LIMITED
PARTNERSHIP
/s/ Phillip Frost,
M.D.
_______________________________________
BY LIMITED
PARTNER
Phillip Frost, M.D., Authorized
Signatory
SIGNATURE OF REPORTING PERSON
/s/   Dr. Phillip Frost
DATE
August 31, 2001